UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 11-K



     [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
                                   ACT OF 1934

                      For the year ended December 31, 2003

                                       OR

        [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                     EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
                     For the transition period from to ____.

                         Commission File Number: 1-6453

                       NATIONAL SEMICONDUCTOR CORPORATION
                      GLOBAL EMPLOYEES STOCK PURCHASE PLAN
                      ------------------------------------
                                 (title of plan)


                       NATIONAL SEMICONDUCTOR CORPORATION
                       ----------------------------------
                (issuer of securities held pursuant to the plan)

         DELAWARE                        95-2095071
         --------                        ----------
        (State of incorporation)        (I.R.S. Employer Identification Number)

                    2900 Semiconductor Drive, P.O. Box 58090
                       Santa Clara, California 95052-8090
                    (Address of principal executive offices)

         Issuer's telephone number, including area code: (408) 721-5000

NATIONAL SEMICONDUCTOR CORPORATION
GLOBAL EMPLOYEES STOCK PURCHASE PLAN


INDEX                                                                   PAGE
                                                                        ----

REQUIRED INFORMATION                                                     2

     FINANCIAL INFORMATION
     ---------------------

          Independent Auditors' Report                                   F1

          Statements of Income and Changes in Plan Equity
             for the years ended December 31, 2003, 2002 and 2001        F2

          Notes to Statements of Income and Changes in
             Plan Equity                                                 F3-F4

SIGNATURE                                                                3

INDEX TO EXHIBITS                                                        4

CONSENT OF INDEPENDENT AUDITORS-EXHIBIT  1.0                             5

NATIONAL SEMICONDUCTOR CORPORATION
GLOBAL EMPLOYEES STOCK PURCHASE PLAN


Required Information

Items 1-3
National Semiconductor Corporation Global Employees Stock Purchase Plan statements of income and changes in plan equity for each of the years in the three-year period ended December 31, 2003, together with Independent Auditors' Report prepared in accordance with the applicable provisions of Article 6A of Regulation S-X.

                       NATIONAL SEMICONDUCTOR CORPORATION
                      GLOBAL EMPLOYEES STOCK PURCHASE PLAN

                 Statements of Income and Changes in Plan Equity

       Each of the years in the three-year period ended December 31, 2003

                   (With Independent Auditors' Report Thereon)

                       NATIONAL SEMICONDUCTOR CORPORATION
                      GLOBAL EMPLOYEES STOCK PURCHASE PLAN


                               Table of Contents



                                                                            Page
                                                                            ----

Independent Auditors' Report                                                 F1

Statements of Income and Changes in Plan Equity                              F2

Notes to Statements of Income and Changes in Plan Equity                     F3

                          Independent Auditors' Report



Stock Option and Compensation
   Committee of the Board of Directors
National Semiconductor Corporation:


We have audited the accompanying statements of income and changes in plan equity of the National Semiconductor Corporation Global Employees Stock Purchase Plan (the Plan) for each of the years in the three-year period ended December 31, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the income and changes in plan equity of the National Semiconductor Corporation Global Employees Stock Purchase Plan for each of the years in the three-year period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

                                                      KPMG LLP





Mountain View, California
March 11, 2004

                                             NATIONAL SEMICONDUCTOR CORPORATION
                                            GLOBAL EMPLOYEES STOCK PURCHASE PLAN
                                      Statements of Income and Changes in Plan Equity
                             Each of the years in the three-year period ended December 31, 2003

                                                                     2003                  2002                  2001
                                                              -------------------   -------------------   -------------------
Contributions:
     Participants                                          $        4,156,540             3,708,031             3,284,281
     Employer                                                       2,271,427             1,037,998             1,370,213
                                                              -------------------   -------------------   -------------------
                                                                    6,427,967             4,746,029             4,654,494
Distributions to participants:
     Direct share issuances                                        (6,427,967)           (4,746,029)           (4,654,494)
                                                              -------------------   -------------------   -------------------
                  Net changes in plan equity               $               -                      -                     -
                                                              ===================   ===================   ===================

See accompanying notes to statements of income and changes in plan equity.

                       NATIONAL SEMICONDUCTOR CORPORATION
                      GLOBAL EMPLOYEES STOCK PURCHASE PLAN

            Notes to Statements of Income and Changes in Plan Equity

          Each of the in the three-year period ended December 31, 2003




(1)  Description of the Plan

     The following description of the National Semiconductor Corporation (NSC or the Company) Global Employees Stock Purchase Plan (GESPP or the Plan) provides only general information. The Plan documents should be referred to for a more complete description of the Plan's provisions.

     (a)  General

          The GESPP was adopted on January 1, 1995 and is intended to encourage ownership of NSC common stock by the employees of the Company's foreign subsidiaries and to encourage them to exert maximum efforts to enhance the Company's success on a consolidated basis. The Plan allows participants to elect to make quarterly purchases of shares of NSC common stock through payroll deductions at a purchase price of 85% of the market price of the shares on either the first or last trading day of each calendar quarter, whichever is lower. The Plan allows for up to 5,000,000 shares of NSC common stock to be acquired for the benefit of participants.

          Beginning January 1, 2000, the GESPP was amended to provide participating employees with greater flexibility in selling their shares of NSC common stock. A new participant now has the ability to sell any or all of his or her shares of common stock at any time through the use of a captive U.S. broker.

          All deposits and corresponding Company contributions are paid by the Company's participating foreign subsidiaries to NSC headquarters in Santa Clara at the end of each calendar quarter. All deposits and any corresponding Company contributions are aggregated together through NSC's stock administration department to buy shares of NSC common stock quarterly either from NSC or on the open market. The Plan is fully administered by NSC. A brokerage account is opened on behalf of each participant with the Plan's captive U.S. broker. Shares purchased for each participant are then deposited in each participant's brokerage account at the end of each quarterly period. In countries where ownership of foreign shares is prohibited or otherwise at the election of the participant, shares of common stock are sold automatically by the broker following each deposit of shares. Unless prohibited by local laws, proceeds on sales of these shares may be deposited to the participant's brokerage account or sent in the form of a check to each participant, at the participant's option. Since all shares purchased by NSC on behalf of participants are delivered to participants' brokerage accounts or sold for them, there are no assets or liabilities held by the Plan as of December 31, 2003, 2002, and 2001, and accordingly, a statement of financial condition has not been included.

          In September 2003, NSC's stockholders approved the 2003 Employees Stock Purchase Plan (2003 Plan), which replaces the GESPP and NSC's prior stock purchase plan offered to U.S. employees. The 2003 Plan is being implemented at the Company's foreign subsidiaries with the first purchase periods beginning January 1, 2004 at most subsidiaries. Once fully implemented at the Company's foreign subsidiaries, the GESPP will be terminated and no further offerings will be made under it.

     (b)  Contributions

          Unless otherwise limited by local laws, the Plan allows each eligible employee (as defined) to authorize payroll deductions up to 10% of the participant's base compensation (as defined) but not to exceed $25,000 of annual NSC stock purchases as determined with reference to the opening price of common stock on the New York Stock Exchange on the first trading day of each quarterly participation period. Each of the Company's participating foreign subsidiaries contributes an amount on behalf of each participant who makes a contribution during the period, provided the participant is employed by the Company on the last day of the participation period. The Company's contribution amount is for each share purchased under the Plan and represents the difference between the market price of shares of NSC common stock on the last trading day of the quarter and the lower of 85% of the market price of the shares on either the first or last trading day of each calendar quarter.

     (c)  Plan Expenses

          For each of the years in the three-year period ended December 31, 2003, all expenses of the Plan were paid by the Company.

(2)  Summary of Accounting Policies

     Basis of Accounting
     -------------------

     The accompanying financial statements have been prepared on the accrual basis.

(3)  Administration of Plan

     Administrative  functions  are  performed  by  employees or officers of the
     Company  or  its  subsidiaries.   No  such  officer  or  employee  receives
     compensation from the Plan.

     As of December 31, 2003, 2002, and 2001, the number of participants was 1,760, 1,887, and 1,733, respectively.

(4)  Tax Status

     The GESPP operates for the benefit of the Company's employees outside of the United States and is not subject to provisions of the U.S. Internal Revenue Code. The Plan is designed to be exempt from direct taxation by any taxing authority, but, depending on local laws and regulations, participants may be subject to taxation on Company contributions and sales of Company stock.

                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                        National Semiconductor Corporation
                                        Global Employees Stock Purchase Plan




Date:  March 25, 2004                   \s\Robert E. DeBarr
                                        ----------------------------------
                                        Robert E. DeBarr
                                        Controller
                                        National Semiconductor Corporation

                                INDEX TO EXHIBITS


Designation                    Description to Exhibit
-----------                    ----------------------

1.0                            Consent of Independent Auditors